Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Charter Communications, Inc.:

We consent to the incorporation by reference in the registration statements No. 333-121561 on Form S-3 and Nos. 333-61358, 333-36628, and 333-110808 on Form S-8 of Charter Communications, Inc. and subsidiaries (the Company) of our report dated February 26, 2008, with respect to the consolidated balance sheets of the Company as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 10-K of the Company.

St. Louis, Missouri
February 26, 2008